

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 2, 2011

Timothy W. Carnahan
President and Chief Executive Officer
CYIOS Corporation
1300 Pennsylvania Avenue NW, Suite 700
Washington, D.C. 20004

> **Re: CYIOS Corporation**
> **Item 4.01 Form 8-K**
> **Filed February 28, 2011**
> **File No. 0-27243**

Dear Mr. Carnahan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4.01 8-K Filed February 28, 2011

1. Please confirm to us that the report date on the cover page represents the date of the earliest event reported or revise the report date on the cover page to represent the date of the earliest event reported.

2. Please disclose whether Jewett, Schwartz, Wolfe, & Associates resigned, declined to stand for re-election or were dismissed and the date thereof. Refer to paragraph (a)(1)(i) of Item 304 of Regulation S-K. Please also revise your disclosure in the fourth and fifth paragraphs to include this date.

3. Please disclose the date that you engaged Silberstein Unger, PLLC. Refer to paragraph (a)(2) of Item 304 of Regulation S-K.

4. Please clearly disclose whether the decision to change accountants was recommended or approved by the Board of Directors. Refer to Item 4.01(a)(1)(iii) of Regulation S-K.

5. In the third paragraph, please disclose that your former auditor only reported on your financial statements for the year ended December 31, 2009.

6. Please revise your disclosure in the fourth paragraph to state whether there were any disagreements, as defined in Item 4.01(a)(1)(iv) of Regulation S-K, with the former auditor during the two most recent fiscal years ended December 31, 2010 and 2009 and any subsequent interim period preceding the resignation, declination or dismissal of the former auditor and, if applicable, provide the required disclosures. Refer to paragraph (a)(1)(iv) of Item 304 of Regulation S-K.

7. Please revise your disclosure in the fifth paragraph to disclose whether there were any reportable events, as defined in Item 4.01(a)(1)(v) of Item 304 of Regulation S-K, that occurred during the two most recent fiscal years ended December 31, 2010 and 2009 and any subsequent interim period preceding the resignation, declination to stand for re-election, or dismissal of the former auditor and, if applicable, provide the information required by paragraph (a)(1)(v) of Item 304 of Regulation S-K.

8. In the last paragraph, please revise the period during which there was no consultation with Silberstein Unger, PLLC. This period should include the two most recent years ended December 31, 2010 and December 31, 2009 and the subsequent interim period through the date of engagement of Silberstein. Refer to paragraph (a)(2) of Item 304 of Regulation S-K. In addition, please tell us why you refer to B&A or revise the references to B&A to reflect the correct name of the new auditor.

9. Please file an updated letter from Jewett, Schwartz, Wolfe & Associates , CPA as Exhibit 16 to the amendment filed in response to our comments in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K. The updated letter should state whether the former auditor agrees with the statements made in the filing and, if not, stating the respects in which it does not agree.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

Timothy W. Carnahan
 CYIOS Corporation
March 2, 2011
Page 3

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ta Tanisha Meadows at (202) 551-3322 if you have questions. In her absence you may contact me at (202) 551-3344.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief